January 28, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	News Corporation (“News Corporation”)
Form S-4, as Amended; File No. 333-121925

Dear Sir/Madam:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, a request is made hereby on behalf of News Corporation that acceleration of the effectiveness of the above-captioned Registration Statement, as amended, be granted at 9:00 A.M. Eastern Standard Time on January 31, 2005, or as soon thereafter as practicable.

In addition, News Corporation acknowledges that:

•	News Corporation is responsible for the adequacy and accuracy of the disclosure in the filings relating to the tender offer;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	News Corporation may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

News Corporation

By:	/S/ LAWRENCE A. JACOBS
	Name:	Lawrence A. Jacobs
	Title:	Senior Executive Vice President and Group General Counsel